SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35999

Deregistration under Section 8(f) of the Investment Company Act of 1940

February 27, 2026.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of February 2026. A copy of each application may be obtained via the Commission's website by searching for the applicable file number listed below, or for an applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/search-filings. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. The email should include the file number referenced above.  Hearing requests should be received by the SEC by 5:30 p.m., Eastern time, on March 24, 2026, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shane Duggan, Acting Assistant Director, at (202) 551-6367 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

### CSME Fund I [File No. 811-24069]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On September 22, 2025, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $10,000 incurred in connection with the liquidation were paid by applicant investment adviser.

Filing Date: The application was filed on January 20, 2026.

Applicant's Address: 527 Madison Avenue, 12th Floor, New York, New York 10022.

### Invesco Prime Income Trust [File No. 811-05898]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Invesco Senior Loan Fund (formerly known as Invesco Van Kampen Senior Loan Fund), and on December 19, 2011, made a final distribution to its shareholders based on net asset value. Expenses of $193,240 incurred in connection with the reorganization were paid by the applicant investment adviser and the acquiring fund's investment adviser, and/or their affiliate.

Filing Date: The application was filed on February 11, 2026.

Applicant's Address: 522 Fifth Avenue, New York, New York 10036.

### Van Kampen Capital Growth Fund [File No. 811-01792]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Sector Funds (Invesco Sector Funds), and on June 1, 2010, made a final distribution to its shareholders based on net asset value. Expenses of $288,235.66 incurred in connection with the reorganization were paid by the applicant investment adviser and the acquiring fund's investment adviser, and/or their affiliate.

Filing Date: The application was filed on February 11, 2026.

Applicant's Address: 522 Fifth Avenue, New York, New York 10036.

### Van Kampen Comstock Fund [File No. 811-01570]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Sector Funds (Invesco Sector Funds), and on June 1, 2010, made a final distribution to its shareholders based on net asset value. Expenses of $288,235.66 incurred in connection with the reorganization were paid by the applicant investment adviser and the acquiring fund's investment adviser, and/or their affiliate.

Filing Date: The application was filed on February 11, 2026.

Applicant's Address: 522 Fifth Avenue, New York, New York 10036.

### Van Kampen Corporate Bond Fund [File No. 811-02423]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Investment Securities Funds (Invesco Investment Securities Funds), and on June 1, 2010, made a final distribution to its shareholders based on net asset value. Expenses of $288,235.66 incurred in connection with the reorganization were paid by the applicant investment adviser and the acquiring fund's investment adviser, and/or their affiliate.

Filing Date: The application was filed on February 11, 2026.

Applicant's Address: 522 Fifth Avenue, New York, New York 10036.

**Van Kampen Enterprise Fund [File No. 811-00630]**

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Sector Funds (Invesco Sector Funds), and on June 1, 2010, made a final distribution to its shareholders based on net asset value. Expenses of $288,235.66 incurred in connection with the reorganization were paid by the applicant investment adviser and the acquiring fund's investment adviser, and/or their affiliate.

Filing Date: The application was filed on February 11, 2026.

Applicant's Address: 522 Fifth Avenue, New York, New York 10036.

**Van Kampen Equity and Income Fund [File No. 811-00919]**

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Counselor Series Trust (Invesco Counselor Series Trust), and on June 1, 2010, made a final distribution to its shareholders based on net asset value. Expenses of $288,235.66 incurred in connection with the reorganization were paid by the applicant investment adviser and the acquiring fund's investment adviser, and/or their affiliate.

Filing Date: The application was filed on February 11, 2026.

Applicant's Address: 522 Fifth Avenue, New York, New York 10036.

**Van Kampen Equity Trust [File No. 811-04805]**

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Counselor Series Trust (Invesco Counselor Series Trust), AIM Growth Series (Invesco Growth Series) and AIM Sector Funds (Invesco Sector Funds) and on June 1, 2010, made a final distribution to its shareholders based on net asset value. Expenses of $2,882,356.64 were incurred in connection with the reorganization and were paid by the applicant investment adviser and the acquiring fund's investment adviser, and/or their affiliate.

Filing Date: The application was filed on February 11, 2026.

Applicant's Address: 522 Fifth Avenue, New York, New York 10036.

**Van Kampen Equity Trust II [File No. 811-09279]**

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Sector Funds (Invesco Sector Funds), AIM Investment Funds (Invesco Investment Funds), and AIM Counselor Series Trust (Invesco Counselor Series Trust), and on June 1, 2010, made a final distribution to its shareholders based on net asset value. Expenses of $1,441,178.32 incurred in connection with the reorganization were paid by the applicant investment adviser and the acquiring fund's investment adviser, and/or their affiliate.

Filing Date: The application was filed on February 11, 2026.

Applicant's Address: 522 Fifth Avenue, New York, New York 10036.

**Van Kampen Government Securities Fund [File No. 811-04003]**

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Investment Securities Funds (Invesco Investment Securities Funds), and on June 1, 2010, made a final distribution to its shareholders based on net asset value. Expenses of $288,235.66 incurred in connection with the reorganization were paid by the applicant investment adviser and the acquiring fund's investment adviser, and/or their affiliate.

Filing Date: The application was filed on February 11, 2026.

Applicant's Address: 522 Fifth Avenue, New York, New York 10036.

**Van Kampen Growth & Income Fund [File No. 811-01228]**

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets AIM Counselor Series Trust (Invesco Counselor Series Trust), and on June 1, 2010, made a final distribution to its shareholders based on net asset value. Expenses of $288,235.66 incurred in connection with the reorganization were paid by the applicant investment adviser and the acquiring fund's investment adviser, and/or their affiliate.

Filing Date: The application was filed on February 11, 2026.

Applicant's Address: 522 Fifth Avenue, New York, New York 10036.

### Van Kampen Harbor Fund [File No. 811-00734]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Growth Series (Invesco Growth Series), and on June 1, 2010, made a final distribution to its shareholders based on net asset value. Expenses of $288,235.66 incurred in connection with the reorganization were paid by the applicant investment adviser and the acquiring fund's investment adviser, and/or their affiliate.

Filing Date: The application was filed on February 11, 2026.

Applicant's Address: 522 Fifth Avenue, New York, New York 10036.

### Van Kampen High Yield Fund [File No. 811-02851]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Investment Securities Funds (Invesco Investment Securities Funds), and on June 1, 2010, made a final distribution to its shareholders based on net asset value. Expenses of $288,235.66 incurred in connection with the reorganization were paid by the applicant investment adviser and the acquiring fund's investment adviser, and/or their affiliate.

Filing Date: The application was filed on February 11, 2026.

Applicant's Address: 522 Fifth Avenue, New York, New York 10036.

### Van Kampen Life Investment Trust [File No. 811-04424]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Variable Insurance Funds (Invesco Variable Insurance

Funds), and on June 1, 2010, made a final distribution to its shareholders based on net asset value. Expenses of $1,729,413.98 incurred in connection with the reorganization were paid by the applicant investment adviser and the acquiring fund's investment adviser, and/or their affiliate.

Filing Date: The application was filed on February 11, 2026.

Applicant's Address: 522 Fifth Avenue, New York, New York 10036.

### Van Kampen Ltd Duration Fund [File No. 811-04491]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Investment Securities Fund (Invesco Investment Securities Fund), and on June 1, 2010, made a final distribution to its shareholders based on net asset value. Expenses of $288,235.66 incurred in connection with the reorganization were paid by the applicant investment adviser and the acquiring fund's investment adviser, and/or their affiliate.

Filing Date: The application was filed on February 11, 2026.

Applicant's Address: 522 Fifth Avenue, New York, New York 10036.

### Van Kampen Pennsylvania Tax Free Income Fund [File No. 811-04983]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Counselor Series Trust (Invesco Counselor Series Trust), and on June 1, 2010, made a final distribution to its shareholders based on net asset value. Expenses of $288,235.66 incurred in connection with the reorganization were paid by the applicant investment adviser and the acquiring fund's investment adviser, and/or their affiliate.

Filing Date: The application was filed on February 11, 2026.

Applicant's Address: 522 Fifth Avenue, New York, New York 10036.

### Van Kampen Real Estate Securities Fund [File No. 811-08480]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Growth Series (Invesco Growth Series), and on June 1, 2010, made a final distribution to its shareholders based on net asset value. Expenses of $288,235.66 incurred in connection with the reorganization were paid by the applicant investment adviser and the acquiring fund's investment adviser, and/or their affiliate.

Filing Date: The application was filed on February 11, 2026.

Applicant's Address: 522 Fifth Avenue, New York, New York 10036.

### Van Kampen Series Fund, Inc. [File No. 811-07140]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Sector Funds (Invesco Sector Funds) and AIM Investment Funds (Invesco Investment Funds), and on June 1, 2010, made a final distribution to its shareholders based on net asset value. Expenses of $1,152,942.66 incurred in connection with the reorganization were paid by the applicant investment adviser and the acquiring fund's investment adviser, and/or their affiliate.

Filing Date: The application was filed on February 11, 2026.

Applicant's Address: 522 Fifth Avenue, New York, New York 10036.

### Van Kampen Tax-Exempt Trust [File No. 811-04746]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds), and on June 1, 2010, made a final distribution to its shareholders based on net asset value. Expenses of $288,235.66 incurred in connection with the reorganization were paid by the applicant investment adviser and the acquiring fund's investment adviser, and/or their affiliate.

Filing Date: The application was filed on February 11, 2026.

Applicant's Address: 522 Fifth Avenue, New York, New York 10036.

**Van Kampen Tax Free Money Fund [File No. 811-04718]**

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Tax-Exempt Funds (Invesco Tax –Exempt Funds), and on June 1, 2010, made a final distribution to its shareholders based on net asset value. Expenses of $288,235.66 incurred in connection with the reorganization were paid by the applicant investment adviser and the acquiring fund's investment adviser, and/or their affiliate.

Filing Date: The application was filed on February 11, 2026.

Applicant's Address: 522 Fifth Avenue, New York, New York 10036.

**Van Kampen Tax Free Trust [File No. 811-04386]**

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds), and on June 1, 2010, made a final distribution to its shareholders based on net asset value. Expenses of $864,706.99 incurred in connection with the reorganization were paid by the applicant investment adviser and the acquiring fund's investment adviser, and/or their affiliate.

Filing Date: The application was filed on February 11, 2026.

Applicant's Address: 522 Fifth Avenue, New York, New York 10036.

**Van Kampen Trust [File No. 811-04629]**

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Investment Securities Funds (Invesco Investment Securities Funds), and on June 1, 2010, made a final distribution to its shareholders based on net asset value. Expenses of $288,235.66 incurred in connection with the reorganization were paid by the applicant investment adviser and the acquiring fund's investment adviser, and/or their affiliate.

Filing Date: The application was filed on February 11, 2026.

Applicant's Address: 522 Fifth Avenue, New York, New York 10036.

**Van Kampen U S Government Trust [File No. 811-03950]**

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Growth Series (Invesco Growth Series), and on June 1, 2010, made a final distribution to its shareholders based on net asset value. Expenses of $288,235.66 incurred in connection with the reorganization were paid by the applicant investment adviser and the acquiring fund's investment adviser, and/or their affiliate.

Filing Date: The application was filed on February 11, 2026.

Applicant's Address: 522 Fifth Avenue, New York, New York 10036.

**Van Kampen Trust II [File No. 811-22242]**

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Investment Funds (Invesco Investment Funds), and on June 1, 2010, made a final distribution to its shareholders based on net asset value. Expenses of $576,471.33 incurred in connection with the reorganization were paid by the applicant investment adviser and the acquiring fund's investment adviser, and/or their affiliate.

Filing Date: The application was filed on February 11, 2026.

Applicant's Address: 522 Fifth Avenue, New York, New York 10036.

**Federated Hermes International Series, Inc. [File No. 811-03984]**

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On January 24, 2025, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $2,606.41 incurred in connection with the liquidation were paid by the applicant.

Filing Date: February 12, 2026

Applicant's Address: Federated Hermes Funds, 4000 Ericsson Drive,

Warrendale, PA 15086-7561

**Tax Free Fund for Puerto Rico Residents, Inc. [File No. 811-23672]**

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On December 16, 2025, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $88,438 incurred in connection with the liquidation were paid by Tax Free Fund for Puerto Rico Residents, Inc. Applicant also has retained approximately $1,600,000 in cash for the purpose of paying outstanding liabilities and accrued expenses.

Filing Date: The application was filed on December 17, 2025, and amended on January 27, 2026.

Applicant's Address: Buchanan Office Center, 40 Carretera 165, Suite 201, Guaynabo, Puerto Rico 00968-8022.

**Puerto Rico Residents Tax-Free Fund, Inc. [File No. 811-23688]**

Summary: Applicant is a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On October 14, 2025, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $90,122 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on December 5, 2025, and amended on January 27, 2026.

Applicant's Address: Buchanan Office Center 40 Carr. 165, Suite 201, Guaynabo, Puerto Rico 00968-8022

**The China Fund, Inc. [File No. 811-05749]**

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On October 31, 2025, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $86,500 incurred in connection with the liquidation were paid by the applicant. Applicant also has retained approximately $360,000 for the purpose of paying outstanding liabilities.

Filing Date: The application was filed on December 19, 2025.

Applicant's Address: 50 Post Office Square, Boston, Massachusetts 02110.

### PIMCO California Municipal Income Fund II [File No. 811-21077]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to PIMCO California Municipal Income Fund, and on August 1,2025 made a final distribution to its shareholders based on net asset value. Expenses of $255,038 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Dates: The application was filed on September 23, 2025, and amended on February 25, 2026.

Applicant's Address: 1633 Broadway New York, New York 10019

### PIMCO California Municipal Income Fund III [File No. 811-21188]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to PIMCO California Municipal Income Fund, and on August 1,2025 made a final distribution to its shareholders based on net asset value. Expenses of $243,912 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Dates: The application was filed on September 23, 2025, and amended on February 25, 2026.

Applicant's Address: 1633 Broadway New York, New York 10019

**PIMCO Municipal Income Fund [File No. 811-10377]**

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to PIMCO Municipal Income Fund II, and on August 1,2025 made a final distribution to its shareholders based on net asset value. Expenses of $250,369 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Dates: The application was filed on September 23, 2025, and amended on February 25, 2026.

Applicant's Address: 1633 Broadway New York, New York 10019

**PIMCO Municipal Income Fund III [File No. 811-21187]**

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to PIMCO Municipal Income Fund II, and on August 1,2025 made a final distribution to its shareholders based on net asset value. Expenses of $258,962 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Dates: The application was filed on September 23, 2025, and amended on February 25, 2026.

Applicant's Address: 1633 Broadway New York, New York 10019

**PIMCO Municipal Credit Income Fund [File No. 811-23828]**

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on October 6, 2025, and amended on January 13, 2026.

Applicant's Address: 1633 Broadway New York, New York 10019

### PIMCO New York Municipal Income Fund [File No. 811-10381]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to PIMCO New York Municipal Income Fund II, and on August 1,2025 made a final distribution to its shareholders based on net asset value. Expenses of $227,689 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Dates: The application was filed on September 23, 2025, and amended on February 25, 2026.

Applicant's Address: 1633 Broadway New York, New York 10019

### PIMCO New York Municipal Income Fund III [File No. 811-21189]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to PIMCO New York Municipal Income Fund II, and on August 1,2025 made a final distribution to its shareholders based on net asset value. Expenses of $225,169 incurred in connection with the reorganization were paid by the applicant's investment adviser.

<u>Filing Dates</u>: The application was filed on September 23, 2025, and amended on February 25, 2026.

<u>Applicant's Address</u>: 1633 Broadway New York, New York 10019

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

**Sherry R. Haywood,**

*Assistant Secretary.*